Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
Randgold Resources international conference call re proposed business combination with Moto Goldmines
Friday July 17 2009, 11:00ET
Randgold Resources CEO Mark Bristow will be hosting an open conference call which is available to all, including Moto and Randgold shareholders, analysts and the press, to answer questions on the proposed business combination with Moto Goldmines announced yesterday.
INTERNATIONAL CONFERENCE CALL
08:00 Pacific (USA/Canada) * 11:00 Eastern (USA/Canada) * 16:00 (UK) * 17:00 Central Europe/SA
DIAL-IN NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll 1-412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1-866 519 5086
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
Hong Kong — Toll + 27 11 535 3600
Australia — Toll-free 1-800 350 100
South Africa — Toll 011 535 3600, Toll-free 0800 200 648
For further information contact
Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel +44 20 7557 7738
www.randgoldresources.com